UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GRAY, BENJAMIN H.
   2211 New Market Parkway
   Suite 142
   Marietta, GA  30067
   USA
2. Issuer Name and Ticker or Trading Symbol
   CryoLife, Inc.
   CRYL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September/1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |02/12/|S   | |2,000  (1)        |D  |$ 8.50  (2)|                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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                           |09/06/|T   | |2,000             |A  |$ 2.25     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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                           |09/30/|S   | |1,100             |D  |$13.00     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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                           |09/30/|S   | |  900             |D  |$13.0625   |0                  |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option                |$2.25   |09/06|T   | |2,000      |D  |(3)  |03/20|Common Stock|2,000  |N/A    |9,000  (4)  |D  |            |
                      |        |/96  |    | |           |   |     |/97  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Total amount of Securities Disposed of reflects Issuer's 2-for-1 Stock-Split, effective June 28, 1996.
(2) Price of Securities sold reflects Issuer's 2-for-1 Stock-Split, effective June 28, 1996.
(3) Option vests over a five year period becoming exercisable in 20% increments, with the first 20% vesting on the date of Grant [March 20, 1992], the second 20% vesting on 3/20/93, the third 20% vesting on 3/20/94, the fourth 20% vesting on 3/20/95, and the final 20% vesting on 3/20/96.
(4) Total number of Derivative Securities Beneficially Owned reflects Issuer's 2-for-1 Stock-Split, effective June
28,
1996.
SIGNATURE OF REPORTING PERSON
BENJAMIN H. GRAY
DATE
October 8, 1996